

ARKHAUS

Transforming Waterways Into Destinations

Highlights

Regular Updates

Founders have a strong track record of investor updates.

1. ARKHAUS has launched its Miami beta, and is now deploying premium overwater villa resorts globally.

2. 2025 acquisition of boatbuilder Arkup vertically integrates design, build, and platform expansion.

3. World-class partnerships with renowned designer Pininfarina and premiere builder Lyman-Morse

4. Proven traction, with $15M in yacht sales plus $500K+ ARR from hospitality beta

5. Solar-powered, electric-drive "villa yachts" enable sustainable development on global waterways.

6. Spud-stabilized yacht platform delivers unmatched stability, modularity, and scale

7. Villa yachts connect and disconnect modularly, allowing resorts to scale up or down endlessly.

8. Third-party project financing arm enables asset light scaling of yacht production and global resorts

---

Team



Sam Payrovi Co-Founder & Chief Executive Officer

14-year investment banker turned serial entrepreneur. Graduating from UCLA with dual degrees, in 2001 he joined Bear Stearns' market-leading mortgage analytics F.A.S.T. group.



Nathalie Paiva Co-Founder & Chief Xperience Officer

Drawing on marketing standards from years of in-house work with such global luxury leaders as LVMH, Nathalie has extensive experience developing strategy & communication plans for high-touch, service-oriented brands.



Drew Kelley Head of Finance

With 20+ years in the hospitality, leisure & entertainment sector, Drew has executed over $50 billion of capital market and strategic transactions at Bear Stearns and Jefferies. Most recently, Drew served as the CFO of Mohegan Sun Gaming.



Elizabeth King-Moura Internal Operations

A Certified Public Accountant, bringing over 2 decades of leadership in accounting & finance. Liz began her career at E&Y and steadily rose through the ranks at iStar Financial & GTIS Partners, before spending nearly 10 years consulting.



Emily Swart Creative Operations



Fred Moura Junior Accountant

With a diverse background as a business owner, Fred returned to accounting during the pandemic, managing books & records for multiple companies. He joined ARKHAUS as a Junior Accountant, focused on financial organization and operational efficiency.

ARKHAUS is building a global network of overwater resorts by deploying solar-electric, self-lifting, yachts.





VISION

ARKHAUS is creating **a sustainable pathway to reimagine and activate underutilized waterways**.

Through advanced vessels featuring **spud-stabilization** and fully **electric propulsion** powered by endless **solar energy**, ARKHAUS enables new forms of commerce, industry, and municipal use, transforming waterways into dynamic, future-ready economic assets.


THE ARKHAUS RESORT
An ARKHAUS resort is a luxury overwater villa experience delivered as part of a growing global network. Each destination offers premium hospitality, supported by a membership club that connects guests across iconic waterfront locations.



OUR UNIQUE ADVANTAGE



ADVANTAGE

Modular, Stabilized, Platform Vessels that Double As Infrastructure

ARKHAUS' spud-stabilization technology revolutionizes vessels and turns them into floating infrastructure. These vessels anchor in place, elevate out of the water, and form ultra-stable platforms for hospitality, lodging, commerce, and mobility.

MODULAR SCALABILITY

The spud-stabilization advantage allows multiple ARKHAUS yachts to connect securely and operate as a single, fully stable resort platform.

With electric propulsion powered by endless solar energy, the yachts can move freely, connect modularly, and scale seamlessly. **Resorts can expand or contract by adding or removing vessels as demand evolves.** Entire villa clusters can be redeployed across resorts worldwide, delivering unmatched global flexibility and establishing the foundation for future floating venues, commerce, and waterborne districts over time.



MERGE THE COMPETITION









Traditional overwater bungalows focus solely on overnight stays.



ARKHAUS Resorts combine the **overwater villa + day yacht** offerings into a single experience.



Yacht charters are mostly limited to day use and don't connect or scale.


Marina-based
Hotel Extensions
ARKHAUS resorts deploy in four flexible formats, enabling phased expansion, modular scaling, and deeper penetration of high-value markets.
Overwater bungalow
Mega-Resort

RESORT MARKETS



Americas
Miami, Palm Beach, Key West, Tampa, Sarasota,
New York City, Hamptons, Newport Beach, Cabo San Lucas,
San Diego, San Francisco Bay, Lake Tahoe, Seattle, Charleston, Hilton Head

Cosmopolitan Waterfronts
Dubai, Monaco, French Riviera, Singapore, Hong Kong, Abu Dhabi, Sydney, Barcelona,
Lisbon, Tel Aviv, Cape Town, Cartagena, Mallorca, Auckland

Resort Waterfronts

Cabo San Lucas, Maldives, Bora Bora, St. Barts, Bali, Bahamas, BVI, Turks & Caicos, Bermuda, Seychelles, Phuket, Mykonos, Amalfi Coast, Ibiza, Bodrum, Saudi Red Sea, Doha, Hvar Croatia


pininfarina

GLOBAL PARTNERS FOR GLOBAL EXPANSION

Design by Pininfarina

The famed **Italian design house** has joined to not only refresh the existing vessel designs, but also to imagine future generations, sizes, and functionalities.

As the world's largest 'branded residence' company, Pininfarina will partner in creating branded floating resorts with ARKHAUS.


LYMAN-MORSE

Boatbuilding by Lyman Morse

Trusted for building some of the world's finest yachts, the 3rd generation **American boatbuilder** brings over 46 years of craftsmanship rooted in Maine.

The Lyman-Morse team is positioned to advance the functionality and build quality of the ARKHAUS product line, while also partnering to develop and scale dedicated U.S. and int'l shipyards, supporting global scale and resort deployment.

$500K Beta

The Miami Social Club is live and has generated over $500K in revenue during beta, validating demand and demonstrating the ability to operate complex on-water hospitality.

$16M Sales

ARKHAUS's boatbuilding division brings a proven foundation, with $16M in historical vessel sales prior to acquisition, reinforcing execution capability as the platform scales globally.



ACTIVE SALES & OPERATIONS

MILESTONES

	2026	2027	2028	2029	2030
Vessel Production	New generation Villa 50 design revealed. Builds: Villa 50, Recreational - 4 Villa 50, Commercial - 1	Completely redesigned Villa 75 revealed. Builds: Villa 50 - 14 Villa 75 - 4	So. Florida expansion shipyard opened with Lyman Morse Builds: Villa 50 - 24 Villa 75 - 6	Complete redesign Villa 50 & Villa 100 revealed Builds: Villa 50 - 32 Villa 75 - 10	International shipyard expansion Builds: Villa 50 - 48 Villa 75 - 18
Resort Deployment	Launch 1st "marina waterfront" resort on 2 retrofitted vessels. Expand with 4 new vessels to 2 marina locations.	Add 2 marina resorts Launch 2 hotel-partner resorts	Add 2 marina resorts Add 4 hotel-partner resorts Launch first over-water resort	Add 4 marina resorts Add 4 hotel-partner resorts Add 2 over-water resorts	Add 0 marina resorts Add 0 hotel-partner resorts Add 0 over-water resorts Build first mega-resort in Dubai



VERTICAL INTEGRATION DRIVES CONTROL

In 2025, **ARKHAUS acquired its vessel builder Arkup**, giving the company direct control over the design, engineering, and production of its spud-stabilized yacht platform. This vertical integration allows ARKHAUS to move faster, iterate continuously, and deploy at scale—ensuring it is the only company capable of reliably delivering stabilized floating resort infrastructure.

The result is a durable execution moat that competitors cannot replicate through partnerships alone.

PROPRIETARY IP ENABLES EXPANSION



EXPANSION

ARKHAUS is developing a proprietary IP stack that uniquely enables the company to expand beyond individual resorts into a scalable waterborne infrastructure platform.

This stack spans stabilized vessel architecture, modular connectivity, energy systems, and operational controls—allowing ARKHAUS to deploy and coordinate spud-stabilized yachts at increasing scale. This IP forms the bridge between delivering premium floating resorts today and supporting larger waterborne districts and municipal infrastructure tomorrow.

Proprietary IP summaries can be made available during diligence.



BUSINESS MODEL

ARKHAUS generates revenue from two core streams: annual membership dues and premium overnight lodging. The membership model increases demand, which—combined with limited villa supply—allows ARKHAUS to command strong overnight rates.

Membership Dues	Resort Bookings
$2,500	**$2,700**
Annual	**ADR at 65% Occupancy**
Resort Access provides priority booking & preferred rates.	Blended nightly rate across public & preferred member rates



UNIT ECONOMICS

ARKHAUS generates revenue from nightly lodging and membership. After operating expenses, ARKHAUS earns a monthly management fee per vessel and a performance share of net operating revenue that begins at a minority share and increases over time, reaching full participation by year nine.



$53K
Gross Revenue
$28K
Operating Expense
$13K
Non ARKHAUS OpEx
$15K
ARKHAUS Mngmnt Fee
$6K
$185K
Annual
Member Dues per Villa
$437K
Annual



ARKHAUS
Performance Fee
$25K
Net Operating Revenue
$19K
Asset Investor Distribution
$21K
Monthly
Net Revenue per Villa
per Villa

CAPACITY-DRIVEN GROWTH

ARKHAUS growth is driven by build capacity, scaling predictably as vessel production increases. Each production ramp translates directly into new deployments, enabling **disciplined, modular expansion** and clear visibility into revenue growth over time.



250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
2026
2027
2028
2029
2030
2031
2032
Gross Operating Revenue
Net Operating Revenue
ARKHAUS Revenues
*

* The delta between NOR and ARKHAUS Revenue is the distributions to the vessel financing (RPU) program.

INVESTMENT OPPORTUNITY

ARKHAUS offers investors exposure to a category-defining real-estate & hospitality platform with **proven demand, vertical integration, and a scalable, capacity-driven growth model**—positioned to expand globally while maintaining capital efficiency.



2021
PRE-SEED
$900K
12.5M-15M
Val Cap
2023-2024
SEED
$2.6M
20M-25M
Val Cap
$10M
Post-Seed
$5M
Equity
$2M
Equity
Committed
2026
$3M
Venture Debt


$2M
SBA Paydown
$2M
Investor Debt Paydown
$5M
Equity
$1M
Additional Runway

Platform Ops $1,175K	Site identifications Deployment and logistics Fleet operations Pre-opening resort execution.
Tech Development $750K	Onboard technology Customer app & experience Fleet monitoring Energy management & control systems
Vessel Development $750K	Villa 50 re-design Villa 50 commercial vessel approvals Villa 75 new design Villa 75 commercial vessel approvals
Marketing $600K	Brand development Membership growth Market launches
Corp Overhead $450K	Centralized corporate functions Legal & consulting Government Affairs & Compliance
IP Development $250K	Centralized corporate functions Legal & consulting Government Affairs & Compliance
Working Capital $925K	Build-to-deployment timing gaps Strategic flexibility

USE OF FUNDS

Capital will be deployed to expand vessel and shipyard capacity, accelerate ARKHAUS resort deployments across priority markets, and scale platform operations, technology, and working capital to support disciplined, multi-location growth.

TEAM

Our team brings decades of experience in boatbuilding, operations, transportation tech, and scaling high-growth companies in regulated environments.



Sam Payrovi
Co-Founder & CEO

Nathalie Paiva
Co-Founder & CXO

Drew Kelley
Head of Finance

Justin Snow
Marine Operations

David Johansson
Production Operations

Liz King
Internal Operations

Emily Swart
Creative Operations

Partnerships & Press


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> *View January 2026 feature in The Robb Report*